Exhibit 99.2


                              JRT ACQUISITION, INC.
                               2771 SHERIDAN ROAD
                            EVANSTON, ILLINOIS 60201

                                February 5, 2004


Special Committee of the Board of Directors
Home Products International, Inc.
4501 West 47th Street
Chicago, Illinois  60632

Ladies and Gentlemen:

         Pursuant to our recent discussions, JRT Acquisition, Inc., a newly formed Delaware corporation or a designee thereof ("Newco"), and James R. Tennant ("Tennant" and, together with Newco, the "Offerors") propose for your consideration a transaction with the following significant terms:

         (i) Form of Acquisition. Newco would acquire the publicly held shares of common stock of Home Products International, Inc. (the "Company") in a merger transaction in which each such share of common stock would be exchanged for $1.50, with the anticipated beneficial owners of Newco to include Tennant and certain members of the Company's management (with the Company's bondholders to own warrants giving them the right to acquire stock of the Company).

         (ii) Certain Fees and Expenses. The negotiation of an appropriate amendment to the Company's indenture would begin upon the execution of this letter agreement, and the Company would be responsible for the costs associated with such amendment (including, without limitation, the fees and expenses of Company counsel, the fees and expenses of the bondholders and its counsel, and the fees and expenses of Offerors' counsel with respect to such amendment), up to a ceiling of $350,000 in the aggregate; provided, however, if such costs exceed $350,000, any excess shall be the responsibility of Offerors.

         (iii) Expense Reimbursement. The merger agreement would provide that the Company would reimburse Offerors for all reasonable costs and expenses incurred by us including, without limitation, reasonable attorneys' fees and expenses, if the Company terminates the transaction contemplated hereby for any reason other than a breach of Newco giving the Company the right to terminate the merger agreement.

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         (iv)     Public Announcements. Upon the execution of this letter
                  agreement, (a) all press releases and other public statements made by Offerors or Newco's directors or officers with respect to the transactions contemplated hereby shall be subject to the Company's advance reasonable review and comment, and (b) the Company will use reasonable efforts to provide opportunity for advance review and comment by Tennant of all press releases and other public statements made by the Company or its directors or officers with respect to the transactions contemplated hereby.

         This merger proposal is conditioned upon receiving necessary regulatory approvals, obtaining the consent of the bondholders to the proposed transaction and an appropriate amendment to the Company's indenture, obtaining an amendment or refinancing, as the case may be, of the Company's existing senior secured credit facilities to provide financing for the transactions contemplated hereby, and the execution of a definitive agreement with such terms and conditions as are appropriate for transactions of this nature.

         Please note that this proposal, which will remain outstanding until Offerors retract such proposal in writing, has no due diligence condition. Offerors are prepared to discuss the merger proposal in greater detail with the Company's special committee of the board. Additionally, Newco's financial, legal and other advisors are available to provide such information with respect to the merger proposal as you may request. The terms of the letter agreement supercede any negotiations or discussions that have taken place prior to the date hereof which contradict or differ from the terms herein.

         Except for the binding obligations set forth in Sections (ii) and (iv) above, neither this letter agreement nor any past or future conduct of the parties hereto, their affiliates, agents or representatives (other than the execution and delivery of the merger agreement) will be deemed to constitute a binding or enforceable agreement, express or implied.

         If the foregoing meets with your approval, please execute this letter agreement on the attached signature page for the Company. This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement. An executed facsimile copy of this letter agreement shall be deemed an original for all purposes.

         Offerors look forward to discussing this merger proposal at your earliest convenience and to working with you towards a successful transaction.


JRT ACQUISITION, INC.                        Very truly yours,

/s/ James R. Tennant                         /s/ James R. Tennant

By:  James R. Tennant                        James R. Tennant
Its:   President

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Accepted and Agreed as of February 5, 2004:

Home Products International, Inc.

By: /s/ Charles R. Campbell

Title:  Chair of the Special Committee
        of the Board of Directors

cc:     Mr. John S. Gallop
        Michael A. Nemeroff, Esq.
        Mr. Jeffrey A. Golman
        Maryann A. Waryjas, Esq.